

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2015

Via E-mail
Mr. Paul A. Bell
President and Chief Executive Officer
Group 42, Inc.
312 Pearl Parkway, CIA Building II
San Antonio, Texas 78215

> **Re: VAALCO Energy, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 6, 2015 by Group 42, Inc. et al.**
> **File No. 001-32167**

Dear Mr. Bell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to ensure that all charts and footnotes are legible.

2.   Please characterize the following statements, and all similar statements, as your belief. We have not included page references because your filing does not include page numbers.

- "The VAALCO management team continues to make severe operational missteps"
- "the Board has sought to insulate itself and management from accountability to shareholders"
- "the extreme and shareholder-unfriendly step of adopting a 10%-trigger poison pill"
- "the ways in which the Board has failed stockholders"

- "that will ensure our collective best interests are being looked after"
- "Replacing the current majority of the Board with our Group 42 Nominees will give us the best chance of turning around the Company's serial underperformance."
- "We can no longer afford to trust that the current Board will look after our best interests."
- "severe and unchecked missteps"
- "THE BOARD'S ABYSMAL CORPROATE [sic] GOVERNANCE PRACTICES AND MISALIGNED INTERESTS"
- "Clearly, the Board ignored the voice of the VAALCO shareholders in an attempt to prevent us from effecting the change we believe necessary to improve the Company."

3.   Please provide support for the following assertions:

- "the Company has spent $99 million on failed exploration since 2012"
- "We do not believe the current Board has been acting in the best interests of the stockholders in the sale process."
- "The Company has a history of excessive exploration risk without proper hedging"
- "VAALCO's management has actually increased their guidance for top-range capex guidance for 2015 from $75 million to $85 million."
- "FAILURE TO HOLD MANAGEMENT ACCOUNTABLE"

Cover page

4.   We note statements that the board's interests are not fully-aligned with the interests of all shareholders, because the board members own very little stock. We note that your nominees also own very little stock. Please clarify.

Background to the Solicitation

5.   Please disclose whether, on August 5, 2015, representatives of Group 42 urged the company to commence a tender offer.

How Many Consents Must Be Received in Order to Adopt the Proposals?

6.   We note the statement that Proposal 5 is conditioned on Proposal 2. Please clarify whether Proposal 5 is also conditioned on Proposal 3.

G&A Expenses Are Too High and Continue to Rise

7.   We note your disclosure that the company has failed to announce any specific plans to actually cut G&A costs. We note a similar statement in the next section regarding capital expenditures. Please update this disclosure in light of recent statements by the company.

Proposal No. 5 – The Election Proposal

8.   Please clarify the sentence stating "Mr. Guidry would be entitled to approximately 1,724,822 as a result of the acceleration of incentive awards."

9.   We note the statement that, if any of your nominees is unable or unwilling to serve, you may designate other nominee or nominees. Please make this consistent with Rule 14a-4(c)(5). Also, given that there is no meeting date, please confirm that should you lawfully identify or nominate substitute nominees sufficiently in advance of the deadline for submitting consents, you will file an amended consent solicitation statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised consent solicitation statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Stockholder Proposals for the Next Annual Meeting

10.   We note that the information that you have included relating to Rule 14a-5(e) does not appear to be the most recent information available. Also, you appear to be omitting certain other information from your consent solicitation statement in reliance on Rule 14a-5(c). If so, please make a clear reference to the particular document containing such information.

Information Concerning the Company

11.   We note the statement that the Group 42-BLR Group does not take any responsibility for the accuracy or completeness of the company information included in the consent solicitation statement. Please revise to remove this disclaimer.

Consent card

12.   Please provide "against" boxes instead of "withhold consent" boxes. See Rule 14a-4(b) and instruction 2 thereto.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Aneliya S. Crawford, Esq.
        Olshan Frome Wolosky LLP